FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                           For the month of June 2004

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________












                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")


              Preliminary results for the year ended 31 March 2004



                                                                Year to 31 March 2004    Year to 31 March 2003
                                                                         EUR millions             EUR millions

Sales
- at prevailing exchange rates                                                  831.9                  951.3
- at constant exchange rates                                                    831.9                  860.7
Operating profit/(loss)
- pre goodwill amortisation and exceptional items                                28.4                   64.2
- post goodwill amortisation and exceptional items                             (14.8)                   21.6

EBITDA                                                                           68.1                  114.9

Pre-tax (loss)/profit                                                          (44.9)                    7.2
Year end debt                                                                   382.9                  356.7
Net interest expense                                                           (32.4)                 (25.3)
(Loss)/earnings per share - cents
- pre goodwill amortisation and exceptional items                             (0.96)c                  4.23c
- post goodwill amortisation and exceptional items                            (5.63)c                  0.22c
Dividend per share                                                                  -                   1.9c





- Sales at EUR831.9 million were 3.3% down at constant exchange rates and 12.6% down at prevailing rates (2003: EUR951.3 million)



- Operating profit before goodwill and restructuring charge of EUR28.4 million, down from EUR64.2 million due in large part to adverse exchange



- EBITDA (earnings before interest, tax, depreciation, amortisation and restructuring charge) of EUR68.1 million (2003:
          EUR114.9 million)



-         Operating margin of 3.4% (2003: 6.7%), due mainly to adverse exchange


-         Net debt was EUR382.9 million



- Post balance sheet date agreement to sell All-Clad for $250 million (about EUR205 million) in cash (cost of All-Clad in 1999: $110 million)


"The All-Clad disposal is a significant milestone. Our balance sheet will be substantially improved when we receive the proceeds. As our debt falls, interest cost will reduce significantly. That will allow us to re-invest in marketing, to drive our top line and to enhance our margin. It is the essential first step of our Plan for Growth. We remain committed to this fine company and its great brands."

                                                            Sir Anthony O'Reilly
                                                                        Chairman
                                                                    17 June 2004




                             Waterford Wedgwood plc
                     ("Waterford Wedgwood" or "the Group")


                          Chief Executive's Statement


Results



"It was another challenging year for your group and for others in our industry. Although there was some improvement in the second half, the full year results did not meet our standards. Earnings before interest, taxation, depreciation, amortisation and restructuring charges were EUR68.1 million, compared to EUR114.9 million in fiscal 2003. The first six months were especially tough due to the war in Iraq and the SARs epidemic.



"The continuing weakness of the US dollar has been unhelpful to us. About half of our business is denominated in dollars. Consider the rates at which we did business over the past two years. In the three months to March 2002, the exchange rate was EUR1 = $0.88. In the financial year to March 2003, we translated at EUR1 = $1. In the year to March 2004, the rate was EUR1 = $1.18. This deterioration in the dollar makes our costs, whether in Ireland or the UK, higher in dollar terms. It makes the revenues from the US lower when translated into euro.



"As a result, our operating profit was EUR28.4 million compared with EUR64.2 million in 2003. Unfortunately, the significant benefits from the restructuring of recent years were not sufficient to overcome the impact of a weaker dollar and lower volumes. It is important to note that the adverse effect of exchange rates was EUR30 million, principally due to the U.S. Dollar.



"Our sales for the year were EUR831.9 million, EUR119.4 million lower than in 2003. At constant currency, the fall was EUR28.8 million or 3.3%. We lost EUR49.3 million after tax and minority interests compared to a net profit of EUR1.8 million the previous year. We do not propose to pay a dividend.



"Although the numbers set out in these results provide evidence of the challenging conditions we faced, there was some good news. Core sales of Rosenthal increased in a very difficult retail environment. Cash's Mail Order, which we purchased in 2002, experienced strong demand. Vera Wang, our very successful bridal range at Wedgwood, more than doubled. Our licensed sales in Japan continued to be enormously successful. Other brand extensions and designer alliances also did well.



Plan for Growth



"We all recognise that these results are not satisfactory. We also recognise that our long-term success cannot be contingent on exchange rates or other external factors. We will chart our own destiny. We are now positioning the Group to be profitable, even at a weak Euro-Dollar exchange rate. We cannot wait for the dollar to strengthen.




"Accordingly, in recent months, we have begun to implement a Plan for Growth. The proposed sale of All-Clad is the essential first step in this plan. Subject to necessary approvals, the proceeds (about EUR205 million, before expenses of approximately EUR8 million) are scheduled to be received at the end of July. These proceeds will be used to reduce our debt which, at EUR382.9 million on March 31, was too high. Most of this debt was incurred in making substantial capital investment in our key plants, closing non-core plants and on acquisitions. There will be a significant reduction in the cost of servicing our debt going forward.



"In parallel, our plan encompasses a root-and-branch review of our business to reduce required working capital. Too much of our money is used to finance inventory. By changing the way we do business, we will free up cash. We have engaged consultants to help with this project. We expect that, over the next 18 months, our team will release a significant amount of cash from the business. There may be a once-off adverse effect on the profit-and-loss account but this would be offset against our much greater capital gain on the disposal of All-Clad.



"Next, we will apply some of the freed-up working capital to supporting our great core brands. In the second half of the current year, we will begin to increase marketing spend, growing in 2006/7 to at least EUR20 million more than previously allocated to marketing.



"There is much more to marketing than just spending. We have begun to implement new marketing plans. We will also broaden our design alliances to support a new crystal range for the US. We are confident that we can replicate the success of our many brand extensions and designer alliances: Vera Wang, Jasper Conran, Andy Warhol, Emeril Lagasse, to name just a few. In addition, we will target significant sales at the casual segment.



"The appointments of Peter Cameron, currently Chief Executive of All-Clad, as Chief Operating Officer and Paul D'Alton as Chief Financial Officer are an integral part of our Plan for Growth.



"Your management team is confident that, with increased sales, the substantial investment in plant and restructuring completed over recent years will bear fruit. Between 1997 and 2004, we spent over EUR300 million on technology and restructuring with the result that, on an incremental cost basis, while maintaining the highest quality in the world, our European-based production unit costs are close to those achieved in the People's Republic of China. This means that as we drive increased volume through our state-of-the-art plants, we will achieve substantially improved margins and profits."


Financial



Balance sheet

On the financial front, the Group has totally restructured its debt profile, putting balanced facilities in place with an average life of five years including a seven-year high yield bond of EUR166 million. The new structure was completed in December 2003 by a rights issue of EUR38.5 million. At year end, the Group had net assets of EUR198 million (2003: EUR204 million). This will increase substantially with the All-Clad proceeds.



Operating profit before goodwill amortisation and exceptional charges

Group operating profit was EUR28.4 million (2003: EUR64.2 million). Margin erosion and pension costs, translation and transaction exchange rate impacts, primarily in the U.S. dollar, account for most of the year-over-year changes.



EBITDA

During 2004, the Group earned EUR68.1 million EBITDA, before restructuring charges (2003: EUR114.9 million). The impact of the US dollar, weaker sales, competitive pressure on margins, particularly in the latter part of the year, all combined to produce this less-than-satisfactory performance.



Market expectations were in the region of EUR80 million after the third quarter. The shortfall was due to tighter margins particularly in Germany and the U.S. and higher than anticipated pension costs at Rosenthal.



Cash Flow and Debt

Net debt at 31st March 2004, was EUR382.9 million, broadly in line with market expectations. Before rights issue proceeds of a gross EUR38.5 million, cash outflow during the year was EUR109.5 million primarily related to a major restructuring at Wedgwood including the closure of two U.K. based factories and consolidation of facilities into a single U.K. production location and the rationalisation of over 1,100 jobs, and financing fees.



Sector Overview



Crystal

Crystal sales declined from EUR314.3 million to EUR263.2 million (-16.3%). At constant exchange rates, the decline was 7%. Operating profit was EUR3.1 million, down from EUR28 million. Our brands maintained their market share in the United States, Ireland and the UK.


Ceramics

Ceramics sales fell from EUR414.2 million to EUR365.6 million (-11.7%). At constant exchange rate, the decline was 5.5%. There was an operating loss of EUR0.4 million compared to an operating profit of EUR3 million in 2003. Consumer demand was weak in Britain, Germany and the rest of Europe. On the other hand, Japanese sales were up by 7.5% and US sales - boosted by the highly successful Vera Wang bridal range - were up 4.2%.



Other Products

Our other products sector grew from EUR101 million to EUR103 million (+2%). At constant exchange rates, sales were up 18%. There was an operating profit of EUR12.8 million, up from EUR11.7 million. Cash's Mail Order and Waterford's Holiday Heirloom range of Christmas products were the main contributors.



Cookware

Sales of cookware were down from EUR121.8 million to EUR100.1 million (-17.8%) or by 3.3% at constant exchange rates. Operating profit was EUR12.9 million, down from EUR21.5 million.



In January 2004, following several unsolicited approaches, we appointed advisers to evaluate the possibility of the sale of All-Clad, our U.S. luxury cookware company. On June 2, we agreed a sale price of $250 million, about $50 million above market expectations. The sale to Groupe SEB is scheduled to close by 1 August.



All-Clad contributed EUR18.3 million of EBITDA, EUR17 million of operating profit before goodwill amortisation. Although it made a significant contribution to EBITDA, the after tax impact of the disposal is small compared with the interest reducing effect of the EUR205 million all cash consideration.



With the sale of All-Clad, we are retaining Spring, our Swiss cookware brand, one of the industry's great luxury names in fine cookware. We will therefore retain a presence in this market segment.



Restructuring



Last year, the Group announced restructuring actions at both Wedgwood and Waterford which were designed to reduce manufacturing headcount by about 1,000 people. Implementation of these plans is now largely complete. The related outsourcing of Johnson Brothers Earthenware Products to the Peoples Republic of China has been successful.


Board/Management Changes



Paul D'Alton who took over as Chief Financial Officer on 4 May, 2004 has been appointed to the Board effective 17 June 2004. Peter Cameron, Chief Executive of All-Clad, will become Group Chief Operating Officer. Bob Niehaus, a non-executive Director since 1990, has retired from the Board as has Brian Patterson, a Board member since 1992. Richard Barnes, a Director since 1993 and former Finance Director has also retired from the Board.



Current trading

Trading in June is a little ahead of last year. At constant exchange, we expect that volumes in the first quarter will be 2% ahead of the same period last year.



                                                              Redmond O'Donoghue
                                                   Group Chief Executive Officer
                                                                   17 June, 2004






Enquiries


Waterford Wedgwood plc                                         +353 1 478 1855
Redmond O'Donoghue, Group Chief Executive Officer
Paul D'Alton, Chief Financial Officer

Powerscourt (UK and international media)                      +44 207 236 5615
Rory Godson                                                   +44 7909 926 020
John Murray                                                   +44 7831 314 672

College Hill (Analysts)                                       +44 207 457 2020
James Henderson                                               +44 7774 444 163
Kate Pope                                                     +44 7798 843 276

Dennehy Associates (Ireland)                                   +353 1 676 4733
Michael Dennehy                                                +353 87 2556923



                             Waterford Wedgwood plc

                      Consolidated profit and loss account

                                                                            12 months to       12 months to
                                                                              31 March           31 March
                                                                                2004               2003
                                                          Note              EUR millions         EUR millions


Sales
Crystal                                                                          263.2              314.3
Ceramics                                                                         365.6              414.2
Premium cookware                                                                 100.1              121.8
Other products                                                                   103.0              101.0

Total Group sales                                                                831.9              951.3

Operating profit/(loss)
Crystal                                                                            3.1               28.0
Ceramics                                                                         (0.4)                3.0
Premium cookware                                                                  12.9               21.5
Other products                                                                    12.8               11.7

Group operating profit before restructuring
   charge and goodwill amortisation                            2                  28.4               64.2
Exceptional restructuring charge                               3                (36.5)             (35.7)
Goodwill amortisation                                          5                 (6.7)              (6.9)

Group operating (loss)/profit                                                   (14.8)               21.6
Gain arising on conversion of $ loans                                                -                9.7
Profit on sale of fixed assets                                                     6.0                5.1
Deficit arising on closed pension scheme                                             -              (3.9)
Make whole payment                                                               (3.7)                  -
Net interest payable                                                            (32.4)             (25.3)

(Loss)/profit on ordinary activities before taxation                            (44.9)                7.2
Taxation                                                                         (4.7)              (4.9)

(Loss)/profit on ordinary activities after taxation                             (49.6)                2.3
Minority interests                                                                 0.3              (0.5)

(Loss)/profit attributable to members of parent
company                                                                         (49.3)                1.8
Dividends                                                                            -             (15.1)

Loss absorbed for the year                                                      (49.3)             (13.3)

(Loss)/earnings per share (cents)                              4               (5.63c)              0.22c
Diluted (loss)/earnings per share (cents)                                      (5.63c)              0.22c

(Loss)/earnings per share (cents) pre goodwill
amortisation and exceptional items                             4               (0.96c)              4.23c



                             Waterford Wedgwood plc

                           Consolidated balance sheet



                                                                                     As at 31 March
                                                                                2004                 2003
                                                               Note        EUR millions           EUR millions

Fixed assets
Intangible assets                                                5               100.4               115.8
Tangible assets                                                                  206.2               209.5
Financial assets                                                                  15.1                14.9
                                                                                 321.7               340.2

Current assets
Stocks                                                                           320.3               291.3
Debtors                                                                          154.6               159.3
Cash and deposits                                                                 51.6                84.0
                                                                                 526.5               534.6
Creditors (amounts falling due within one year)                                (188.7)             (208.9)

Net current assets                                                               337.8               325.7

Total assets less current liabilities                                            659.5               665.9
Creditors (amounts falling due after more than
one year)                                                                      (460.4)             (460.8)
Provisions for liabilities and charges                                           (1.1)               (1.1)

Net assets                                                                       198.0               204.0

Capital and reserves
Called up share capital                                                           73.5                56.7
Share premium account                                                            213.7               194.8
Revaluation reserve                                                                7.2                 9.3
Profit and loss account                                                        (102.7)              (63.6)
Capital conversion reserve fund                                                    2.6                 2.6

Shareholders' funds - equity interests                                           194.3               199.8
Minority interest - equity interests                                               3.7                 4.2

                                                                                 198.0               204.0



                             Waterford Wedgwood plc

                         Consolidated summary cash flow


                                                                  12 Months to            12 months to
                                                                 31 March 2004           31 March 2003
                                                                  EUR millions            EUR millions
Operating profit before restructuring spend and
       exceptional items                                                 21.7                     57.3
Restructuring spend                                                    (29.0)                   (20.6)
Depreciation and amortisation                                            40.4                     46.7
Deficit/(surplus) on sale of fixed assets                                 1.5                    (0.5)
Working capital                                                        (49.6)                    (1.4)
Cash flow from operations                                              (15.0)                     81.5
Net interest                                                           (26.0)                   (24.9)
Makewhole payment                                                       (3.7)                        -
Debt issue costs                                                       (25.0)                        -
Capital expenditure less disposals                                     (26.2)                   (12.1)
Taxation                                                                (6.0)                    (4.4)
Dividend                                                                (7.6)                   (21.6)
Issue of share capital (net of expenses)                                 35.3                      0.1
Cash flow                                                              (74.2)                     18.6
Unamortised debt issue costs                                             25.0                        -
Exchange                                                                 23.0                     41.8
Acquisitions                                                                -                   (26.9)
Opening net debt                                                      (356.7)                  (390.2)
Closing net debt                                                      (382.9)                  (356.7)





               Statement of total recognised gains and losses and
                    reconciliation of shareholders' funds


                                                                12 months to                 12 months to
                                                               31 March 2004                31 March 2003
                                                                EUR millions                 EUR millions

(Loss)/profit for the year                                            (49.3)                          1.8
Exchange translation effect on net
     overseas investments                                                6.8                       (34.7)
Total recognised losses for
the period                                                            (42.5)                       (32.9)

Dividends                                                                  -                       (15.1)
Scrip dividends                                                          1.7                          2.1
New share capital subscribed                                            38.5                          5.7
Expenses relating to the issue of shares                               (3.2)                            -
Opening shareholders' funds                                            199.8                        240.0

Closing shareholders' funds                                            194.3                        199.8




Notes


1.  Basis of financial statements


The information contained within this preliminary release has been extracted from audited financial statements for the year ended 31 March 2004. The accounting policies applied in the financial statements are consistent with those applied in previous years and are as set out in the audited financial statements for the 12 months ended 31 March 2003.



2.  Effect of change in accounting estimates



During the year the Group reviewed the basis of the valuation of inventory resulting in an uplift in values by EUR5.7 million and the reduction of inventory provisions by EUR2.6 million, thereby benefiting the profit and loss account for the 12 months to 31 March 2004 by EUR8.3 million.





3.  Exceptional charge



In the results for the 12 months to 31 March 2004, the following exceptional costs have been charged to operating profit;


                                                                 Cost of         Distribution
                                                                  Sales              costs               Total
                                                               EUR millions      EUR millions         EUR millions

Restructuring costs                                                27.5               2.9                30.4
Inventory write-downs                                               3.3                 -                 3.3
Earthenware outsourcing set-up costs                                2.8                 -                 2.8
                                                                   33.6               2.9                36.5


Restructuring Costs

In 2003, as a result of the decrease in demand for luxury products due primarily to the continued global economic downturn, the outbreak of the SARS epidemic and the conflict in Iraq, the Directors announced a restructuring programme aimed at further lowering operating costs. In the accounts for the 12 months ended 31 March 2003, a charge of EUR35.7 million was recognised of which EUR13.5 million was for fixed asset impairments, EUR15.0 million for inventory write-down and EUR7.2 million for integration and rationalisation projects. In the accounts for the 12 months ended 31 March 2004, a charge of EUR30.4 million has been recognised, representing redundancy and related costs associated with the closure of two earthenware manufacturing facilities in the U.K., the consolidation of Wedgwood branded earthenware production into the existing manufacturing facility in Barlaston, Stoke-on-Trent, the outsourcing of production of Johnson Brothers branded earthenware to the People's Republic of China and the re-organisation of Wedgwood's European retail and marketing operations. The charge also covers the implementation of an early retirement and redeployment programme and further automation and rationalisation of Waterford's manufacturing operations in Ireland.






Inventory write-downs

As a result of the initiative to move Johnson Brothers production to the People's Republic of China, the carrying value of inventory has been reduced to its estimated net realisable value resulting in a charge of EUR3.3 million in the accounts for the 12 months ended 31 March 2004.





Earthenware outsourcing set-up costs

As a result of moving Johnson Brothers production to the People's Republic of China, one-off set-up costs amounting to EUR2.8 million have been incurred and charged to profit in the accounts for the 12 months ended 31 March 2004.





4.  (Loss)/earnings per share

                                                        12 months to                      12 months to
                                                        31 March 2004                     31 March 2003

                                                            No. of      Per      Profit/     No. of       Per
                                                  Loss      shares     share     (loss)      shares      share
                                             EUR millions  millions    cents   EURmillions   millions    cents

(Loss)/profit for the year before
amortisation of goodwill and exceptional
items                                              (8.4)       875.1     (0.96)      34.5      816.2      4.23
Amortisation of goodwill                           (6.7)       875.1     (0.76)     (6.9)      816.2    (0.85)
Exceptional items                                 (34.2)       875.1     (3.91)    (25.8)      816.2    (3.16)

Basic EPS                                         (49.3)       875.1     (5.63)       1.8      816.2      0.22




The calculation of earnings per share is based on 875.1 million shares, being the weighted average number of shares in issue during the twelve months to 31
March 2004 (12 months to 31 March 2003:  816.2 million).   The weighted average
number of shares and the earnings per share for the 12 months to 31 March 2003 has been adjusted to reflect the bonus element of the rights issue which was announced in November 2003.



5.  Intangible assets



The movement on intangible assets arises as follows:



                                                                   Acquired           Mailing
                                                Goodwill            brands              list            Total
                                              EUR millions       EUR millions       EUR millions     EUR millons

At 31 March 2003                                    96.7              17.7               1.4            115.8
Amortisation                                       (5.5)             (0.9)             (0.3)            (6.7)
Exchange                                           (8.6)             (0.1)                 -            (8.7)
At 31 March 2004                                    82.6              16.7               1.1            100.4




6.   Net debt

Net debt at 31 March 2004 comprising finance leases, short and long term borrowings less cash and deposits and unamortized debt issue costs amounted to EUR382.9 million (31 March 2003: EUR356.7 million).





7.   Foreign exchange



Exchange rates used to translate the results of the Group's principal overseas subsidiaries were as follows:

                                     Profit and loss transactions                   Balance sheet
                                   12 months to       12 months to           As at                As at
                                  31 March 2004      31 March 2003       31 March 2004        31 March 2003

U.S. dollar                           $1.18               $1.00                $1.24               $1.07
Sterling                            GBP0.69             GBP0.64              GBP0.67             GBP0.69
Yen                                 Y132.70             Y121.39              Y129.29             Y128.65





8. Copies of the Annual Report and Accounts will be posted to shareholders in due course.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:  June 17, 2004